October 11, 2002

Shlomo Eplboim, Chairman
Blue and White Funds Trust
11111 Santa Monica Blvd. #705
Los Angeles, CA  90025

Dear Mr. Eplboim:

         Re: Subscription for Shares of the Blue & White Fund (the "Fund"), a series of the Blue and White Funds Trust (the "Trust")

     Blue and White Investment Management, LLC offers to purchase from the Trust shares of beneficial interest of each class of the Fund at a price of $10.00 per share for an aggregate purchase price of $100,018.00 cash, all such shares to be validly issued, fully paid and non-assessable, upon issuance of such shares and receipt of said payment by the Trust as follows:

                                              No. of Shares      Purchase Price

Blue & White Fund  -  Class A                  9,001.62          $  90,016.20
Blue & White Fund  -  Class C                  1,000.18          $  10,001.80
                                             ------------------ ----------------
                                    Total:    10,001.80           $100,018.00
                                             ================== ================

     Blue and White Investment Management, LLC hereby represents and warrants that these shares of beneficial interest will be held for investment purposes and are not being purchased with any present intent of redeeming or selling the same.

Sincerely,

Blue and White Investment Management, LLC


By:      /s/ Shlomo Eplboim
         ----------------------
Name:    Shlomo Eplboim
Title:   Chairman



Accepted and Agreed to this 11th day of October, 2002.

Blue and White Funds Trust


By:      /s/ Michael Poutre
         -----------------------
Name:    Michael Poutre
Title:   Executive Vice President